Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2008	For the Twelve Months Ended December 31, 2007	For the Nine Months Ended September 30, 2007
Earnings
Net Income from Continuing Operations	$762	$925	$719
Preferred Stock Dividend	9	11	9
(Income) or Loss from Equity Investees	(1)	(7)	(4)
Minority Interest Loss	—	—	—
Income Tax	446	438	342
Pre-Tax Income from Continuing Operations	$1,216	$1,367	$1,066
Add: Fixed Charges*	433	567	426
Subtract: Pre-Tax Preferred Stock Dividend Requirement	15	18	15
Earnings	$1,634	$1,916	$1,477
* Fixed Charges
Interest on Long-term Debt	$367	$453	$338
Amortization of Debt Discount, Premium and Expense	12	17	13
Other Interest	22	57	44
Interest Component of Rentals	17	22	16
Pre-Tax Preferred Stock Dividend Requirement	15	18	15
Fixed Charges	$433	$567	$426
Ratio of Earnings to Fixed Charges	3.8	3.4	3.5